SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 1)1

Multilink Technology Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62544T 20 8

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)[2]

☒ Rule 13d-1 (d)[3]

[1]         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[2] With respect to Northrop Grumman Corporation as a Reporting Person.

[3] With respect to Northrop Grumman Space & Mission System Corp. as a Reporting Person.

Page 1 of 6 Pages

CUSIP No. 62544T 20 8

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Northrop Grumman Space & Mission Systems Corp. (“NGS&MS”) (formerly, TRW Inc.) I.R.S. No. 34-0575430

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

695,000* (See footnote A to Item 4)

	6.	SHARED VOTING POWER

0

	7.	SOLE DISPOSITIVE POWER

695,000* (See footnote A to Item 4)

	8.	SHARED DISPOSITIVE POWER

0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

695,000* (See footnote A to Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES________

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.5% (See footnote B to Item 4)

12.	TYPE OF REPORTING PERSON*

CO

Page 2 of 6 Pages

CUSIP No. 62544T 20 8

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Northrop Grumman Corporation (“Northrop Grumman”) I.R.S. No. 95-4840775

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

695,000* (See footnote A to Item 4)

	6.	SHARED VOTING POWER

0

	7.	SOLE DISPOSITIVE POWER

695,000* (See footnote A to Item 4)

	8.	SHARED DISPOSITIVE POWER

0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

695,000* (See footnote A to Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES________

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.5% (See footnote B to Item 4)

12.	TYPE OF REPORTING PERSON*

CO

* The number of shares covered under this Schedule 13G (the “Shares”) reflects the ten-for-one reverse stock split effected by the Issuer in September, 2002.  On June 30, 2002, NGS&MS, Northrop Grumman and Richmond Acquisition Corp., an Ohio corporation and wholly-owned subsidiary of Northrop Grumman ("Richmond") entered into an Agreement and Plan of Merger.  Pursuant to the merger agreement, on December 11, 2002 Richmond was merged with and into NGS&MS, with NGS&MS surviving the merger as a wholly-owned subsidiary of Northrop Grumman.  As the sole parent of NGS&MS, Northrop Grumman acquired the indirect power to vote and dispose of the Shares.  As the record owner of the Shares, NGS&MS still has the direct power to vote and direct the disposition of the Shares.

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Multilink Technology Corporation (“Multilink”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 Atrium Drive, 2nd Floor, Somerset, NJ 08873-4105

Item 2(a).	Name of Person Filing:

Northrop Grumman Space & Mission Systems Corp. (“NGS&MS”)
(formerly, TRW Inc.)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1900 Richmond Road
Cleveland, Ohio 44124

Item 2(c).	Citizenship:

Ohio

Item 2(d).	Title of Class of Securities:

Multilink Technology Corporation Class A Common Stock, $0.0001 par value.

Item 2(e).	CUSIP Number:

62544T 20 8

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned: 695,000 (A)

(b) Percent of class: 12.5% (B)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 695,000 (A)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 695,000 (A)

(iv) Shared power to dispose or to direct the disposition of: 0

(A)

In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, this figure includes 570,000 shares of Multilink Class B common stock that are beneficially owned by NGS&MS and Northrop Grumman (together, the “Reporting Persons”), because each outstanding share of Multilink Class B common stock is convertible at any time, at the option of the holder, into one share of Multilink Class A common stock.  Holders of Multilink Class A common stock are entitled to one vote per share and holders of Multilink Class B common stock are entitled to ten votes per share on all matters submitted to a vote of Multilink’s shareholders.

(B)

In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, this percentage is based on the quotient of (a) the sum of the 125,000 shares of Multilink Class A common stock beneficially owned by the Reporting Persons plus the 570,000 shares of Multilink Class B common stock beneficially owned by the Reporting Persons, divided by (b) the sum of all shares of Multilink Class A common stock outstanding plus the 570,000 shares of Class B common stock beneficially owned by the Reporting Persons.  If all outstanding shares of Class B common stock were included in the denominator, rather than just those beneficially owned by the Reporting Persons, the Reporting Persons’ beneficial ownership would represent 9.2% of such class.  The number of outstanding shares of Multilink Class A and Class B common stock used in these calculations is based on the number of shares outstanding as of November 11, 2002, as reported in Multilink’s Form 10-Q filed November 14, 2002.

Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003	NORTHROP GRUMMAN SPACE &
MISSION SYSTEMS CORP.

	By:	/s/ Howard V. Knicely

Howard V. Knicely
Executive Vice President

Date: February 14, 2003	NORTHROP GRUMMAN CORPORATION

	By:	/s/ John H. Mullan

John H. Mullan
Corporate Vice President and Secretary

Page 6 of 6 Pages